Exhibit 6

Annex III

Methodology of calculation of the Exchange Ratio.

Annex III: Calculation of Exchange Ratio and reference value per share Telecom Argentina S.A. shares1 969,159,605 Telecom Argentina S.A. resulting ownership in combined entity 45% New total shares outstanding 2,153,688,011 Shares to be given to Cablevisión S.A. shareholders 1,184,528,406 Total shares outstanding of Cablevisión S.A. 120,000 Agreed exchange ratio: Telecom Argentina S.A. shares for each Cablevisión S.A. share 9,871.07005 Reference Equity values2 Reference Equity Value of Telecom Argentina S.A. (US$mm) 5,000.0 Reference Equity Value per share for Telecom Argentina S.A. in US$ 5.15910896 Reference Equity Value of Cablevisión S.A. (US$mm) 6,111.11 Reference Equity Value per share for Cablevisión S.A. in US$ 50,925.925926 1Excludes 15,221,373 treasury shares; 2Determined only with the objective of adjusting the exchange ratio